Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 23, 2020
Relating to Preliminary Prospectus Supplement dated July 23, 2020 and
Prospectus dated April 30, 2019
Registration Statement No. 333-231146

MAIN STREET CAPITAL CORPORATION
$125,000,000
5.200% Notes due 2024
PRICING TERM SHEET
July 23, 2020

The following sets forth the final terms of the 5.200% Notes due 2024 and should only be read together with the preliminary prospectus supplement dated July 23, 2020, together with the accompanying prospectus dated April 30, 2019 relating to these securities (as supplemented through and including the date hereof, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On April 23, 2019 and December 5, 2019, the Company issued $250,000,000 and $75,000,000, respectively, in aggregate principal amount of its 5.200% Notes due 2024 (collectively, the “existing 2024 Notes”) pursuant to an indenture dated April 2, 2013 (the “Base Indenture”) as supplemented by the Fourth Supplemental Indenture dated April 23, 2019 (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The securities hereby offered (the “new Notes”) are being issued as “Additional Notes” under the indenture. The existing 2024 Notes and the new Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	Main Street Capital Corporation
Security:	5.200% Notes due 2024
Expected Rating*:	BBB- Stable (S&P)
Aggregate Principal Amount Offered:	$125,000,000
Aggregate Principal Amount Outstanding After This Offering:	$450,000,000
Maturity:	May 1, 2024
Trade Date:	July 23, 2020
Settlement Date**:	July 28, 2020 (T+3)
Use of Proceeds:	Repayment of outstanding debt under the Credit Facility
Price to Public (Issue Price):	102.674%, plus accrued and unpaid interest from May 1, 2020 up to, but not including, the date of delivery of the new Notes
Aggregate Accrued Interest:	$1,570,833.33 of accrued interest from May 1, 2020 up to, but not including, the date of delivery of the new Notes
Coupon (Interest Rate):	5.200%
Yield to Maturity:	4.418%
Spread to Benchmark Treasury:	+ 415 basis points
Benchmark Treasury:	0.250% due June 30, 2025
Benchmark Treasury Price and Yield:	$99-29 ¼ and 0.268%
Interest Payment Dates:	May 1 and November 1 of each year, commencing November 1, 2020

Optional Redemption:	The Company may redeem in whole or in part at any time, or from time to time, at a redemption price equal to the greater of
(1)	100% of the principal amount of the Notes to be redeemed or

(2)	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in “Description of the Notes”) plus 45 basis points plus, in each case, accrued and unpaid interest to but excluding the redemption date.
Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event (as defined in “Description of the Notes”) occurs prior to maturity, holders will have the right, at their option, to require us to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	56035LAD6
ISIN:	US56035LAD64
Underwriting Discount:	0.650%
Active Bookrunner:	RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Passive Bookrunners:	Raymond James & Associates, Inc.
Co-Manager:	Comerica Securities, Inc.
WoodRock Securities, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the new Notes will be required, by virtue of the fact that the new Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Main Street Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Main Street Capital Corporation and should be read carefully before investing.

The information in the Preliminary Prospectus and in this announcement is not complete and may be changed. The Preliminary Prospectus and this announcement are not offers to sell any securities of Main Street Capital Corporation and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with the Securities and Exchange Commission and effective. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus may be obtained from: RBC Capital Markets, LLC, 200 Vesey Street New York, NY 10281 Attn: Prospectus Department, tel: 866-375-6829, email: RBCNYFixedIncomeProspectus@rbccm.com and SunTrust Robinson Humphrey, Inc., 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Department, tel: at (800) 685-4786 or e-mail: STRHdocs@SunTrust.com.